September 22, 2009

DIRECT DIAL: 212-451-2333
EMAIL: SWOLOSKY@OLSHANLAW.COM

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jan Woo, Esq.

Re:	Adaptec, Inc. (“Adaptec”) or “the Company”)
Revised Preliminary Consent Statement on Schedule 14A
Filed September 18, 2009 by Steel Partners II, L.P., et al.
File No. 000-15071

Dear Ms. Woo:

We acknowledge receipt of the letter of comment dated September 21, 2009 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with Steel Partners II, L.P. (“Steel Partners”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Revised Preliminary Consent Statement on Schedule 14A filed on the date hereof (the “Consent Statement”).  Capitalized terms used herein and not separately defined have the meanings given to them in the Consent Statement.  Our responses are numbered to correspond to your comments.

Revised Schedule 14A

General

1.
We note that you continue to make statements in your revised proxy statement that appear to directly or indirectly impugn the character, integrity or personal reputation of Adaptec’s Legacy Directors and the Company, or make charges of illegal, improper or immoral conduct without adequate factual foundation.  Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express.  Please refer to Note (b) to Rule 14a-9.  Please do not make the following statements without providing a proper factual foundation:

•	“We do not believe the Company should conduct further speculative acquisitions while stockholder value continues to erode and the current operations lose money.”

September 22, 2009

•
References to a “scheme” by the Legacy Directors including the statement that you “are referring to what appears to us to have been a disenfranchisement and entrenchment scheme plotted and carried out by [the Legacy Directors].”

We acknowledge your comments.  The Consent Statement has been revised with respect to the statement “We do not believe the Company should conduct further speculative acquisitions while stockholder value continues to erode and the current operations lose money” to remove this reference.  See page 8 of the Consent Statement.

The Consent Statement has been revised with respect to the statement “References to a “scheme” by the Legacy Directors including the statement that you “are referring to what appears to us to have been a disenfranchisement and entrenchment scheme plotted and carried out by [the Legacy Directors].”  See page 1 of the Letter to Stockholders and page 8 of the Consent Statement.

Letter to Stockholders

2.
You state that the Company announced their intent “not to re-nominate potentially two of the three directors elected as part of the December 2007 settlement.  Please tell us how the Company made this announcement and provide any supplemental support for this statement.

We acknowledge your comment.  On a supplemental basis we note that at the board meeting held on August 27, 2009, Doug Van Houweling informed the Board that the Governance and Nominating Committee had “decided” to reduce the Board from nine directors to seven and would only be re-nominating one of the three directors appointed to the Board as a result of the 2007 Settlement with Steel Partners. Mr. Van Houweling also said that he had asked Jack Howard to think about which director appointed to the Board as a result of the 2007 Settlement Steel Partners wanted to remain on the Board.  Please see Item 1 to the Letter dated September 14, 2009 from Joseph Kennedy to Jack L. Howard and John J. Quicke, attached hereto as Exhibit A.  Please note that we have been advised by Messrs. Howard and Quicke that in their view there are several incorrect statements in the September 14 letter and that they intend to respond privately in due course to Mr. Kennedy.  For example, in the September 14 letter, Mr. Kennedy states that “As I recall, Mr. Van Houweling provided the Board insight into the Governance and Nominating Committee process by informing the Board that the Committee was considering whether it was in the best interests of the Company that the size of the Board be reduced from nine members to seven members.”  Messrs. Howard and Quicke recall that Mr. Van Houweling informed the Board that it was the Governance and Nominating Committee’s decision to reduce the size of the Board to seven members and asked Mr. Howard to think about which director appointed to the Board as a result of the 2007 Settlement Steel Partners wanted to remain on the Board.  In addition, the Consent Statement has been revised in response to this comment.  See page 2 of the Letter to Stockholders and page 9 of the Consent Statement.

Reasons for our solicitation, page 8

3.
You state that you have been negotiating a potential resolution with the Board in which you would agree to withdraw this consent solicitation and the Board would allow you to nominate a slate of directors for election at the 2009 Annual Meeting.  Please describe, if material, the specifics of these discussions between the parties.

The Consent Statement has been revised in response to this comment.  See page 3 of the Letter to Stockholders.

September 22, 2009

4.
Please clarify your statement that the actions by the Legacy Directors undermine the “spirit” of the Settlement Agreement between Adaptec and Steel Partners by disclosing that the Settlement Agreement terminated immediately following the 2007 Annual Meeting, except as to specific provisions in the Settlement Agreement, and the parties are not currently bound to the terms of that agreement.

The Consent Statement has been revised in response to this comment to clarify this statement.  See page 9 of the Consent Statement.

5.
You state that the four non-Legacy Directors requested that the Chairman vote “proceed properly through the Nominating and Governance and Compensation Committees.”  As requested in prior comment 9, discuss the specific provisions in the Company’s Bylaws that allow the Nominating and Governance and Compensation Committees to conduct a vote for Chairman.

The Consent Statement has been revised in response to this comment.  See page 2 of the Letter to Stockholders and page 8 of the Consent Statement.

6.
In response to prior comment 10, you state that you received a letter from Mr. Kennedy on September 14, 2009 acknowledging that the term “executive” was used at the Board meeting on August 27, 2009 in describing Mr. Kennedy’s position as chairman.  Please provide this letter to us on a supplemental basis.

We acknowledge your comment.  On a supplemental basis we refer to Item 11 of the Letter dated September 14, 2009 from Joseph Kennedy to Jack L. Howard and John J. Quicke.  The Letter is attached hereto as Exhibit A.  As we stated above in Response #2, we have been advised by Messrs. Howard and Quicke that in their view there are several incorrect statements and inconsistencies in the September 14 letter and that they intend to respond privately in due course to Mr. Kennedy.  For example, Mr. Kennedy states in the September 14 letter that “while it is true that the label “executive” Chairman was discussed on August 27, 2009 during the Board meeting, company counsel advised the Board that Adaptec’s bylaws did not have a designation for an executive Chairman.”  We have been advised by Messrs. Howard and Quicke that this is not an accurate recitation of the events that transpired at the August 27 Board meeting.  Messrs. Howard and Quicke have informed us that the Board did, in fact, vote to install Mr. Kennedy as “Executive Chairman” at the August 27 Board meeting, and it was not until the September 4, 2009 Board meeting that company counsel informed the Board that a mistake had been made. Messrs. Howard and Quicke urged the Board that to correct the mistake the Board should first vote to remove Mr. Kennedy as Executive Chairman, as had been approved by the Board, and then vote to elect him correctly as Chairman of the Board.  This approach was rejected and upon advice from company counsel certain members of the Board took the position that the Board had elected Mr. Kennedy as an unofficial “executive” Chairman as opposed to an official “Executive Chairman” at the August 27 Board meeting, and that the Board only needed to confirm the election of Mr. Kennedy as Chairman of the Board at the September 4 Board meeting.

7.
You continue to state in the letter to stockholders and on page 8 that the Board engaged in “unilateral” actions that excluded four directors, without providing proper clarification.  We note your disclosure regarding private discussions prior to the Board meeting, but you also indicate that the Board actions were taken during a meeting of the full Board of Directors.  Please clarify your references to “unilateral” actions by the Board.  Further, as requested in prior comment 11, clarify your reference to a “stockholder representative” and discuss how this representative differs from other members of the Board who owe fiduciary duties to the Company.

The Consent Statement has been revised in response to this comment to clarify the nature of the actions taken by the Board and the Legacy Directors in particular.  See page 1 of the Letter to Stockholders and page 8 of the Consent Statement.  In addition, the Consent Statement has been revised to remove the reference to “stockholder representative.”  See page 2 of the Letter to Stockholders and page 9 of the Consent Statement.

September 22, 2009

Proposal 2 - The Removal Proposal, page 12

8.
Please expand on your disclosure regarding why you believe that Messrs. Sundaresh and Loarie are the “most responsible for the Company’s poor performance and who are most at odds” with what Steel Partners believes is the proper strategic direction for the Company.

The Consent Statement has been revised in response to this expand the disclosure relating to why Steel Partners believes that Messrs. Sundaresh and Loarie are the “most responsible for the Company’s poor performance and who are most at odds” with what Steel Partners believes is the proper strategic direction for the Company.  See page 12 of the Consent Statement.

Proposal 3 - Authorized Director Proposal

9.
We note your response to our prior comment 15 that you do “not see any potential negative effects on stockholders if the Authorized Director Proposal is approved.”  We note your argument that a nine member board is too large for the size of the Company.  Revise your disclosure to describe the potential negative effects of the approval of the proposal.  For example, would it be easier for a third party or group to gain control of the board if it is smaller in size?

We acknowledge your comment.  On a supplemental basis, we note that given the provisions of the Bylaws, we do not believe reducing the size of the Board would have an effect on the ability of a third party to gain control of the Board.  Directors are elected annually. We do not believe there is a material difference between a 9-member board and a 7-member board in terms of the 7-member board being more susceptible to a takeover than the 9-member board.  A third-party would only have to nominate one additional director if seeking control of the 9-member board.

Further, we see little evidence of the benefits traditionally associated with larger boards, such as greater and more diverse resource generating interlocking relationships, in the current situation.  In fact, we believe the current situation is demonstrative of an often cited problem of larger boards: that large boards tend to be contentious and fragmented, which reduces their ability collectively to monitor and oversee senior management.

*     *     *     *     *

September 22, 2009

We have been fully responsive to the Staff’s comments.  The Staff is invited to contact the undersigned with any questions it may have. Please note the consent process commenced on September 3, 2009 as a result of Steel Partners delivering its written consent to the Company and that Steel Partners has 60 days from September 3, 2009 to obtain the written consent from the holders of a majority of the outstanding shares of the Company that are entitled to vote.  Accordingly, we would appreciate your prompt advice as to whether the Staff has any further comments or Steel can commence its solicitation.  We will of course fill in all blanks when the definitive consent solicitation statement is filed with the Commission.

Very truly yours,

/s/ Steve Wolosky

Steve Wolosky

Enclosure

cc:	Warren Lichtenstein
Jack Howard
John Quicke

September 14, 2009

Jack L. Howard
John J. Quicke
590 Madison Avenue, 32nd Floor
New York, NY 10022

Dear Gentlemen:

I am in receipt of your September 10, 2009 letter in which you make numerous representations concerning events that purportedly transpired at recent Adaptec Board of Directors’ meetings and in which you accuse five board members of acting both inappropriately and illegally. As Chairman of the Board, I take very seriously any suggestion that Adaptec’s Board or its members may have acted improperly. As such, I feel that it is necessary to respond to each of the fifteen bullet points in your letter.

Before addressing the actions of the directors, I must say that some of your concern seems to arise from a misunderstanding of what constitutes Board action and of Cooley Godward Kronish’s role as an outside counsel to Adaptec. First, Cooley is counsel to the company, not the Board of Directors. I have never understood Cooley to represent the interests of any board member, some board members or the “full Board of Directors.” As company counsel, Cooley’s role has always been, and will continue to be, to provide legal advice to the Company, including management and the Board of Directors. Second, Board action is any action voted upon by a majority of the Board. Board action does not include proposals, deliberations, discussions or the like. Board action only occurs after a vote by the Board upon a motion by a member and that is seconded by a member. As such, I do not understand how raising a topic for discussion during a board meeting can run afoul of Adaptec’s corporate governance principles, best practices for proper board procedure or board protocol.

As for the specific points raised in your letter, you should understand the following:

1.
I have spoken to Mr. Van Houweling. He recalls Mr. Howard telling him that in his (Mr. Howard’s) view, an annual meeting of stockholders should be postponed due to the Blackstone process. However, as Mr. Van Houweling told Mr. Howard, both as of late August 2009 and today, no individual or entity had expressed any interest in purchasing the Company’s assets, much less submitted an offer. Accordingly, Mr. Van Houweling expressed the view that an annual stockholder meeting would be required to elect a new slate of directors. This would necessitate a meeting of the Governance and Nominating Committee. Thus the board materials circulated to members on August 24th indicated that a meeting of the Governance and Nominating Committee was scheduled for August 27th, as part of the two-day board meeting.

You also state that Mr. Van Houweling presented a proposal to the Board to reduce the size of Adaptec’s board from nine members to seven members. Mr. Van Houweling never made such a proposal. As I recall, Mr. Van Houweling provided the Board insight into the Governance and Nominating Committee process by informing the Board that the Committee was considering whether it was in the best interests of the Company that the size of the Board be reduced from nine members to seven members. I believe that it is proper and appropriate for Mr. Van Houweling, as chairman of the Governance and Nominating Committee, to inform the Board about topics that the Committee is considering.

That being said, if your recitation of a probable sale of the Company’s assets prior to this Board meeting was correct, then I would be very concerned about the fact that your employer, Steel Partners, purchased 580,563 shares of Adaptec stock between August 6, 2009 and August 11, 2009, while you were in possession of material, non¬public information obtained through your role as a director. The same holds true for Steel Partners’ purchase of 977,100 share of Adaptec stock on September 8, 2009. I would appreciate your explanation as to why you felt such purchases were legally permissible as well as the rationale for Steel’s adoption of a Rule 10b5-1 trading plan pursuant to which Steel Partners commenced purchases on September 14, 2009.

2.
First, it is inaccurate to assert that there were no reasons given for removing Mr. Howard as Chairman of the Board, and that there was no discussion of the duties that I would undertake as Chairman. The Board discussed my experience in leading technology companies and this experience was the reason for my appointment as Chairman. Beyond the regular duties of Chairman of the Board, I was directed at that meeting to work with Mr. Sundaresh in reviewing the Company’s plans and strategic activities. This will be a significant deviation from Mr. Howard’s tenure as Chairman of the Board. During his tenure, I am unaware of any involvement that Mr. Howard had with Mr. Sundaresh concerning the Company’s plans and strategic activities beyond Board meetings. Second, according to the Charter for the Governance and Nominating Committee, that Committee is not responsible for identifying and recommending a Chairman of the Board. As such, there was no need for Mr. Van Houweling to discuss his proposal with that Committee before making the proposal to elect me as Chairman to the full board. In fact, the Corporate Governance Principles state the Board is responsible for appointing a Chairman. Third, while it is true that the label “executive” Chairman was discussed on August 27, 2009 during the Board meeting, company counsel advised the Board that Adaptec’s bylaws did not have a designation for an executive Chairman. In addition, in light of the duties and role that the Board was contemplating, the “executive “ label was not appropriate because I was not being asked to become an executive of Adaptec, but rather to work more directly with the Company’s Chief Executive Officer to assist Mr. Sundaresh in meeting the Company’s objectives.

3.
I don’t recall that Mr. Jensen advised the Board not to vote on a motion put to the Board for a vote at the August Board meeting. As I recall, there was a discussion concerning Mr. Sundaresh’s performance as CEO and also a discussion concerning whether the Board should take a vote of confidence concerning Mr. Sundaresh’s performance as CEO. Earlier that day, Mr. Jensen advised the Board that anything other than a unanimous vote on a matter could be harmful to the Company should a dissident stockholder instigate litigation against the Company or the Board in a stockholder lawsuit, because such a vote could be used as evidence against the Company or the Board. In the end, no motion concerning Mr. Sundaresh was ever proffered to the Board for a vote at that meeting, which was a decision made by the entire Board.

It is true that Mr. Jensen, as Company counsel, met with certain Board members the morning of August 26, 2009, before the Board meeting began. As I indicated previously, Mr. Jensen is the Company’s counsel, not counsel to the Board of Directors or any individual director. Beginning in 2007 and through to the present, Steel Partners and its representatives have repeatedly threatened to launch a proxy contest or take similar action if proposals made by Steel Partners were not followed by the Company. Within the context of this hostile Board environment, certain members of the Board sought advice from Company counsel immediately prior to the meeting. Again, as you are aware from your board service, it is common for individual Board members or a number of them to consult with Company counsel.

4.
It is not accurate to say that I was dismissed from Omneon. During my five year tenure as Omneon’s CEO, that company enjoyed tremendous growth and became a recognized leader in the industry. While it is true that my vision for Omneon was at odds with the Board at the end of my tenure with Omneon, it was my decision to resign from Omneon. Further, as noted above, the Governance and Nominating Committee Chairman was not required to review the proposal to appoint me as Chairman of the Board. My continued Board membership following my departure from Omneon was considered in late 2008 when the Governance and Nominating Committee deliberated about the director nomination slate for the 2008 annual stockholder meeting and the full Board approved my re-nomination. My employment status was disclosed in Adaptec’s proxy statement for the 2008 meeting. As such, the Governance and Nominating Committee did not have any obligation to once again assess whether it was appropriate for me to remain on the Board based upon my decision to resign from Omneon.

5.
It is my understanding that Section 144 of the Delaware General Corporation Law does not apply to the vote that took place in August 2009 to elect a new Chairman of the Board. Even under your legal analysis, which I do not agree with, both Mr. Howard and I would have been “interested directors” in connection with the vote for a new Chairman of the Board and, as such, both of us would have had to abstain on the basis of being “interested.” If that had occurred, the resolution still would have passed.

6.
The Company was under no obligation to file a Form 8-K with the Securities and Exchange Commission to announce my appointment as Chairman of the Board. Again, you are under the incorrect impression that the “executive” label that was used by the Board had some legal effect. It did not. Because I did not become a principal executive officer, president, principal financial officer, principal accounting officer, principal operating officer or a person performing similar functions, the Company had no legal requirement to file a Form 8-K. In fact, the Company voluntarily filed the Form 8-K on September 8, 2009 in large part to correct any misunderstanding in the market that may have arisen based upon erroneous information provided by Steel Partners in its Schedule 14A filed with the Securities and Exchange Commission on September 4, 2009.

7.
The Board meeting held on September 4, 2009 was set in accordance with Section III(B) of the Company’s Corporate Governance Principles. The agenda for the September 4 Board meeting was specifically discussed on August 27, 2009, during the regularly scheduled meeting of the Board. There is no requirement that a Board agenda be in writing. In addition, appropriate background materials were circulated to all Board members before the September 4 Board meeting commenced. As such, the requirements of Section III(B) were fulfilled.

8.
As I stated above, Mr. Jensen does not represent any individual director, group of directors or even the Board of Directors. He is counsel to the Company. It was inappropriate for representatives of Steel Partners to request that its outside counsel attend the September 4 Board meeting.

9.
I could make several points with respect to this item, but let me just state that it has been my experience that company counsel regularly prepares draft resolutions in anticipation of votes that may occur during a board meeting. Draft resolutions have no force or effect. The fact that Mr. Jensen circulated a draft resolution that was never passed does not give rise to any wrongdoing.

10.
I have reviewed the resolutions circulated by Mr. Jensen that were passed during the September 4 Board meeting and they accurately reflect the final resolutions that were voted upon and approved by the Board. As I recall, Mr. Jensen circulated draft resolutions during the September 4 Board meeting. After deliberation, the Board made four changes to the proposed resolutions, and Mr. Jensen orally recited those four changes right before the resolutions were voted upon and unanimously passed (with one abstention). As such, your statement concerning the inaccuracy of those resolutions is not correct. Further, as you know, we discussed these resolutions at our Board meeting on September 13, 2009 and approved a new delegation to the Committee.

11.
Again, as I stated above, it is true that the Board used the label “executive” on August 27, 2009 when it nominated and elected me the Chairman of the Board. Based upon the duties that were discussed on August 27, 2009 and clarified on September 4, 2009, it was clear that my role with the Company, as approved by the Board, was not that of an executive officer as defined under Rule 16a-1(f) of the Securities Exchange Act of 1934, but rather as a hands-on Chairman. As you may recall, Mr. Jensen provided the Board advice on the issue of whether I am “independent” under applicable NASDAQ rules and the Board concluded that the additional duties of the Chairman did not convert the Chairman into an executive officer.

12.
It is false to suggest that Mr. Howard did not receive additional compensation for acting as Chairman of the Board. He received $10,000.00 per year for his service as Chairman. Mr. Castor, as Chairman of the Compensation Committee, recommended to the Board that I be paid $8,000.00 per month as Chairman, based upon the expectation that I would be working with Mr. Sundaresh approximately two days per week. It is my understanding that during Jack’s tenure as Chairman, he never worked directly with Mr. Sundaresh or any other Adaptec employee and merely presided over meetings of the Board. Also, there is nothing inappropriate with Mr. Castor recommending the level of compensation for the newly-elected Chairman. According to the Company’s bylaws, the Board has the power and authority to approve the compensation levels for all Board members and the Board at the August 26-27, 2009 meeting very explicitly delegated to Mr. Castor. as Chairman of the Compensation Committee, the duty to make that recommendation for approval by the full Board.

13.
It would have been misleading to use the label “executive” in announcing my appointment as Chairman on the Board in the Form 8-K filed with the Securities and Exchange Commission on September 8, 2009, given that I am not an executive officer as defined under Rule 16a-1(f) of the Securities Exchange Act of 1934. As noted above, the filing was a voluntary disclosure.

14.
First, I am unaware of any waste of corporate assets by the “Legacy Directors.” As I recall, it was the Steel Partner directors who recommended to the Board in early 2009 that the Company hire Blackstone to review strategic alternatives. That recommendation was unanimously approved by the Board. If you believed that hiring an investment bank was a “significant” waste of corporate assets, you each had a fiduciary obligation to raise that issue before the Board voted to hire Blackstone. Likewise, if at any time while Blackstone was advising the Board you felt that the Board should no longer utilize Blackstone’s services due to a conflict of interest, you each had a fiduciary duty to timely raise that issue.

Second, there is no evidence that the “Legacy Directors” displayed any “indifference” during the process of reviewing strategic alternatives. Based upon my personal observations, all nine directors have seriously considered the findings and recommendations made by Blackstone to increase stockholder value and there were extensive discussions among board members concerning Blackstone’s report to the Board. As I recall, Mr. Sundaresh and two other Board members voted against approaching strategic buyers because the last time Adaptec approached strategic buyers, the Company lost both customers and key employees due to leaks resulting from that process. Based upon this prior experience, Mr. Sundaresh did not believe that it was in the best interests of the Company to approach strategic buyers at this time.

Third, your description of the process with respect to the potential acquisition of “Butterfly” does not comport with what transpired at the Board meeting. The process of reviewing Butterfly and other potential acqUisition targets was proceeding for several months in parallel with the review by Blackstone of a potential sale of assets or other structure, as you are well aware from your service on the Board committee overseeing that process. At the August meeting, the Board unanimously voted in favor of having Mr. Sundaresh continue conducting due diligence with respect to Butterfly and discussed metrics to negotiate valuation in a manner favorable to the Company. Blackstone’s analysis merely placed some values on Butterfly, based on various financial metrics. Since the Company has not had any discussions with Butterfly regarding valuation, Blackstone could not and was not asked to comment on a proposed price. Blackstone also concluded the acquisition may be strategically advantageous, given complementary customers and other strategic synergies.

Fourth, I am very concerned about your discussions with two prospective buyers and the allegations that Mr. Sundaresh conditioned a “deal” on his being retained as CEO. Since it appears that you have specific first-hand knowledge, I would like to know the identity of these prospective buyers and when your discussions took place. If your allegations are true that Mr. Sundaresh made such a statement to prospective purchasers, then he may have breached his duty of loyalty. In addition, if these claims are true, you may have breached your duties as a director by not raising this issue with the Board or the Governance and Nominating Committee when you first learned about the statements. I suggest that you contact Mr. Van Houweling at your earliest convenience and provide him with all information you have concerning this allegation.

15.
It is appropriate for Mr. Van Houweling, as Chairman of the Governance and Nominating Committee, to seek out and screen potential board candidates. He has provided you and other Board members with background and contact information concerning certain potential board candidates. Those individuals, along with the incumbent directors, will be evaluated, discussed and voted upon by the Governance and Nominating Committee before that committee makes a recommendation to the full Board for the 2009 slate of directors. To date, Mr. Van Houweling has not made a motion to the Board to approve any candidate for the 2009 slate, but you have been, and will continue to be, provided with notice of all Board and committee meetings.

Based upon the above, it is inappropriate to claim that the behavior of the “Legacy Directors” has been in any way nefarious. I wish to make the same point in response to Jack’s email to Fellow Board Members dated September 13, 2009. Since September 4, 2009, the Governance and Nominating Committee has only acted within the scope of the duties set forth in that committee’s charter and as expanded by the Board on September 4. In particular, the Governance and Nominating Committee has been working on identifying candidates to nominate for the director slate for the upcoming annual stockholder meeting and dealing with the consent solicitation and proxy fight launched without warning by Steel Partners — nothing more. If either of you believe that Doug or I, in our capacity as members of the Governance and Nominating Committee have taken any actions outside the scope of those two subjects, please let me know. If not, then both the September 10 letter and the September 13 email fail to set forth any specific facts to support your claim that certain board members have breached their fiduciary duties to stockholders. While I can appreciate that there is a strong disagreement among some individual board members concerning the best course to maximize stockholder value, this does not, in and of itself, create a breach of fiduciary duty.

I am concerned about the tone and timing of your letter, which appears to be in furtherance of the specific agenda of Steel Partners, rather than in furtherance of the best interests of the Company and its stockholders. As such, I want to take this opportunity to remind you both that you are bound by the duties of care and loyalty to the Company and all of its stockholders, not just the interests of Steel Partners. While it is true that Steel Partners is a significant stockholder, Steel Partners’ interests are not necessarily aligned with that of the non- hedge fund stockholders.

I also want to take this opportunity to remind you of your contractual obligations under the 2007 settlement agreement that was entered into by Steel Partners and Adaptec. Under that Agreement, Steel Partners and the Steel Partners board representatives agreed to keep in confidence all information disclosed by Adaptec and its Board to Steel Partners and the Steel Partners board representatives. Steel Partners’ Schedule 14A filed with the Securities and Exchange Commission on September 4, 2009 appears to be in violation of the non-disclosure provisions of that agreement. Please consider yourselves warned. I trust that there will be no further violations of that agreement.

Sincerely,

/s/ Joseph Kennedy

Joseph Kennedy

cc:	Adaptec’s Board of Directors
Eric Jensen, Esq.